

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Visiting address *Croeselaan 18, Utrecht*

Telephone *00 31 302162615*
Fax *61928*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Our reference BB/jcd
Date 7 oktober, 2004

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed Interim Report 2004 and press releases from the period September 2004 and the Pricing Supplements of September/August 2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

Latest News

03 September 2004

RABOBANK INTENDS TO ACQUIRE 35% INTEREST IN POLISH AGRI BANK BGZ

Rabobank Group intends to acquire a 35% interest in the Polish bank BGZ. The Supervisory Board of Rabobank Nederland gave their approval yesterday. The BGZ shareholders are expected to give the go-ahead at their Annual General Meeting on Wednesday, 9 September 2004.

BGZ, or Bank Gospodarki Zywnosciowej in full, is the leading bank for the Polish agricultural and food economy sectors. In addition, the bank is focusing increasingly on midsize and small companies, as well as on private clients. BGZ has some 300 offices. Roughly 70% of its shares are still owned by the Polish state and the remainder, around 30%, by a number of Polish cooperative banks.

The acquisition of the interest in BGZ is in line with Rabobank Group's international country banking and farm banking strategy. This involves the acquisition of smaller financial players or strategic participating interests in them. These players operate in non-urban areas of mature markets and offer expansion opportunities in the field of retail banking for farmers, midsize and small enterprises, and private individuals.

According to Bert Heemskerk, Chairman of the Executive Board of Rabobank Group, the Group intends to significantly strengthen its position in Poland over the next few years.

"We have been operating there for about 10 years. Through our branch Rabo Polska, we now account for 15% of lending to the food processing industry. With the participating interest in BGZ, we will also be able to establish a position as a retail bank for farmers, midsize and small enterprises, and private individuals. I see this intended acquisition in BGZ as the first stage in the further expansion of our interests in Poland over the next few years," says Heemskerk



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Latest News

06 September 2004

Wide-ranging Rabobank campaign on corporate social responsibility in developing countries

Jochem de Bruin flies to Cameroon

"What's a bank doing in countries where the people have no money?" This is the core theme of a new TV commercial starring the "well-known" Rabobanker Jochem de Bruin that will be aired for the first time this evening.
"The spot shows that Rabobank has been supporting rural populations in developing countries with knowledge, money and people to set up their own savings and loan cooperatives. We started doing this a hundred years ago in the Netherlands. You could say we are exporting this success formula," according to Bert Heemskerk, Chairman of the Executive Board of Rabobank Group.

The TV commercial is part of a wide campaign to mark the 30th anniversary of Rabobank Foundation. In the campaign, Rabobank presents itself as a bank that puts corporate social responsibility into practice. As well as the commercial, an advertising campaign will be launched tomorrow in the dailies and weeklies. Moreover, staff and members are competing for places on working trips to projects undertaken by Rabobank Foundation. The campaign aims to answer the question: "What's a bank doing in countries where the people have no money?" This campaign is part of the Rabobank Development Programme, an initiative of Rabobank this summer to encourage country banking in developing countries.

Jochem
This new TV commercial "starring" Jochem de Bruin is entitled "Jochem in Cameroon", a reference to one of Rabobank Foundation's many projects through which the Foundation has been supporting the Union Bank of Cameroon since the early 1970s. Over the years, this savings and loan cooperative, together with its affiliated groups, has matured into a cooperative movement with considerable social influence. Today in Cameroon, 150,000 people are members and total lending stands at EUR 34 million. All this amount originates from members in the form of savings.

Working trips to projects
The print media campaign will emphasise the projects of Rabobank Foundation in Honduras and India, and a project of Rabo International Advisory Services (RIAS) in Egypt. Against the background of Rabobank Foundation's 30th anniversary, Rabobank Group is organising working trips to these projects. The participants will use their creative powers to produce a report in the style of a writer, photographer or painter. Staff and members can compete for a place on one of the trips. Some well-known personalities going along to assist the participants in their creative endeavours are the singer Hind, the writer Rosita Steenbeek, the photographer Dirk Buwalda, and the painters Sam Drukker and Koen Vermeule. The purpose of these creative working trips is to show people at first hand the type of work the Rabobank Foundation has been doing for 30 years and what effect this has.

Economic independence
Since it was set up in 1973, the Foundation has been involved in Dutch projects aimed at helping disadvantaged groups in society. Outside the Netherlands, the Foundation establishes savings and loan cooperatives in close collaboration with local populations, and significantly improves the future for countless thousands of small entrepreneurs and their families. During its 30-year existence, Rabobank Foundation has allocated EUR 55.5 million to hundreds of projects in 40 countries, EUR 14 million of which to projects in the Netherlands.

Rabobank Development Programme
The Foundation is one of the driving forces behind the Rabobank Development Programme. The programme, with working capital of EUR 25 million, encourages the growth of country banking in developing countries. Rabobank Group uses its cooperative know-how to free up financial resources, for example by sending out staff as part of sabbaticals and management development programmes. RIAS is also deployed, in the form of professional advisers being sent out and acquisitions of participating interests in loan cooperatives in developing countries. Heemskerk recently announced that the Rabobank Development Program would assist in establishing credit institutions in a number of developing countries, among which China, India, Brazil and Tanzania.

More information

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Latest News

06 September 2004

Rabobank Group net profit up 12%

Heemskerk: "Good result for first half 2004"

- Retail banking up 24%
- Private sector lending up 4%
- Savings up 5%
- Assets managed up 6%
- Insurance premium income down 1%
- Income up 13%

"In the first half of 2004, Rabobank Group benefited from the upturn in the economy. Retail banking, the Group's core business, deserves special mention for its good performance," says Bert Heemskerk, Chairman of the Executive Board. Rabobank Group can report a "good result" for the first half of 2004, with an increase in net profit of 12%.

As well as strong growth in income, there was also a clear rise in costs, mainly owing to a provision for reorganisation. The reorganisation provision was formed in the framework of Operation Service, the project for the reorganisation of Rabobank Nederland. This reorganisation is essential for improving the services Rabobank Nederland provides to the local banks so that it becomes a more efficient client-focused and service-oriented organisation. The expected impact in terms of financing and staffing are an annual reduction in costs of EUR 200 million and a cut of 1,200 FTEs in the workforce.

Year-result expectation

Heemskerk is optimistic about the annual result for 2004: "The Dutch economy is slowly clambering up, with the first signs of a recovery becoming visible. However, this recovery is dependent on global conditions, such as movements in oil prices and the potential threat of terrorist attacks. Despite the circumstances, we remain optimistic about the rest of the year. Barring unforeseen circumstances, we expect the increase in net profit for 2004 to be in line with the growth of 12% for the first six months."

Full press release, key figures and balance sheet

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Latest News

06 September 2004

Rabobank Group ready for IFRS

Rabobank Group is ready to carry out its financial reporting according to IFRS as from 1 January 2005. From that date, it will be mandatory for listed companies to do their financial reporting according to IFRS. IFRS is an internationally accepted standard for accounting policies and is intended to make comparisons easier and provide greater transparency.

From 1 January 2005, listed companies will have to perform their financial reporting according to IFRS. It is worth noting that although the implementation date is fixed it is still not entirely clear which policies are to be applied. Discussions are still ongoing within the EU about the endorsement of the policies. The controversy centres on the standards IAS 32 and IAS 39, which are particularly relevant to financial institutions. This complicates the implementation process and leads to additional costs. Despite this, Rabobank Group is ready for the changeover to IFRS.

In anticipation of the final implementation of IFRS, Rabobank Group has introduced two changes to its accounting policies.
• The investment results of Interpolis are no longer determined on the basis of long-term average returns on investment. As from 1 January 2004, realised gains and losses on investments are taken direct to the profit and loss account. This change in accounting policy has no effect on equity. The effects are only visible in the form of reclassifications in the profit and loss account, with no consequences for net profit for 2003.
• The Trust Preferred Securities issued by Rabobank Group amounting to EUR 2,037 million are no longer recognised as reserves, but as subordinated debt under group equity. The effect of this is that payments on Trust Preferred Securities are no longer distributed as dividend under profit appropriation, but taken to the profit and loss account as interest expense instead. The comparative figures for the first half of 2003 have been restated accordingly, with the interest expense being increased by EUR 23 million.
As the supervisory authorities will continue to regard Trust Preferred Securities as Tier 1 capital, this change in accounting policy has no impact on the Tier I ratio or the BIS ratio.
In addition to these changes in accounting policies, the figures for 2004 have been drawn up in line with the IFRS guideline that forbids hedge accounting for a company's own capital. For this reason, the swaps concluded to hedge the interest rate risk of Member Capital are carried at fair value. Changes in fair value are taken to the profit and loss account, which resulted in a charge of EUR 107 million for the first half of 2004. Under IFRS, Member Capital will continue to qualify as reserves.

The impact of IFRS on Rabobank Group's balance sheet will be relatively small, with total assets increasing by between 5% and 10%. The main cause of this is the inclusion of all derivative positions in the balance sheet. Under existing accounting policies, these positions are partly treated as off-balance-sheet commitments.

Regarding the profit and loss account, the general expectation is an increase in volatility of results. Rabobank Group expects to be able to limit this volatility by the active application of hedge accounting.

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15 September 2004

Rabobank arranges financing for windmill park in India

Rabobank International is arranging the financing for the construction of a windmill park in the Indian province of Karnataka through its subsidiary Rabo India Finance. The construction of this windmill park has been commissioned by the MSPL mining company, one of the largest exporters of iron ore in India. MSPL will use the windmill park to generate energy for its own business processes and will sell the remaining electricity to create a source of income.

The required investment for this project totals 30 million euros. The windmill park has a capacity of 32.4 megawatt. This project will consequently generate enough electricity to provide power to the equivalent of 24,000 Dutch households.

Rabobank has been playing an extremely active role in financing environmentally-friendly energy production for years. In recent years Rabobank International has been involved in wind energy projects that together generate more than 2,500 megawatt of power. In the Netherlands, Rabobank serves as financier for approximately 60% of the current installed capacity of 1,000 megawatt.

Karnataka province is located in the South of India. Its capital city is Bangalore and the province has a population of more than 53 million. The region is principally known for its IT industry.

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COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 27
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 800,000
	(i)	Series:	EUR 800,000
	(ii)	Tranche:	EUR 800,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 790,400
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	1 September 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		1 September 2009
9.	Interest Basis:		3.10 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.10 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	1 September in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 31.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	1 September in each year, commencing on 1 September 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be

		deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.20 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0199665265
26.	Common Code:	019966526
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DB38
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 790,400
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	3.10 per cent., per annum
35.	Subscription period:	23 August 2004 to 27 August 2004

36.	Date of Pricing Supplement:	30 August 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:



Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 20 August 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 28
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 442,000
	(i)	Series:	EUR 442,000
	(ii)	Tranche:	EUR 442,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 437,138
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	8 September 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		8 September 2008
9.	Interest Basis:		2.90 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.90 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	8 September in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 29.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	8 September in each year, commencing on 8 September 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be

		deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.10 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0200187713
26.	Common Code:	020018771
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DCDN
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 437,138
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland: Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	2.90 per cent., per annum
35.	Subscription period:	30 August 2004 to 3 September 2004

36.	Date of Pricing Supplement:	30 August 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:



Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 30 August 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 29
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR869 ,000
	(i)	Series:	EUR869 ,000
	(ii)	Tranche:	EUR869 ,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 858,572
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	15 September 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		15 September 2009
9.	Interest Basis:		3.25 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 September in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 32.5 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	15 September in each year, commencing on 15 September 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be

		deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.20 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0200710951
26.	Common Code:	020071095
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DCNR
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 858,572
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland: Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	3.25 per cent., per annum
35.	Subscription period:	6 September 2004 to 10 September 2004

36.	Date of Pricing Supplement:	13 September 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:



Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 6 September 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 30
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 636,000
	(i)	Series:	EUR 636,000
	(ii)	Tranche:	EUR 636,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 629,004
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	22 September 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		22 September 2008
9.	Interest Basis:		2.95 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.95 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 September in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR29.5 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	22 September in each year, commencing on 22 September 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be

		deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.10 per cent.
24.	Additional selling restrictions:	Not Applicable.

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0201231338
26.	Common Code:	020123133
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DCYG
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR636,000
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List (**'Daily Official List'**) of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland: Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	2.95 per cent., per annum
35.	Subscription period:	13 September 2004 to 17 September 2004

36.	Date of Pricing Supplement:	20 September 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:



Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:	Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	13 September 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 31
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 612,000
	(i)	Series:	EUR 612,000
	(ii)	Tranche:	EUR 612,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 604,656
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	29 September 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		29 September 2009
9.	Interest Basis:		3.10 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.10 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	29 September in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR31.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	29 September in each year, commencing on 29 September 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be

		deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.20 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0201728515
26.	Common Code:	020172851
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DC6X
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 612,000
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List (**'Daily Official List'**) of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland: Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	3.10 per cent., per annum
35.	Subscription period:	20 September 2004 to 24 September 2004

36.	Date of Pricing Supplement:	29 September 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:



Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:		Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	20 September 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1112A
TRANCHE NO: 1
Euro 61,000,000 Callable Fixed Rate/Cumulative Reverse Floating Rate Notes due 13 September 2011

Issue Price: 100.00 per cent.

Commerzbank Aktiengesellschaft, London Branch

The date of this Pricing Supplement is 9 September 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to ~~the listing of~~ the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

Signed:

Authorised Signatory of Issuer

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1112A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro
4	Aggregate Nominal Amount:	
	(i) Series:	Euro 61,000,000
	(ii) Tranche:	Euro 61,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	Euro 61,000,000
6	Specified Denominations:	Euro 10,000
7	Issue Date:	13 September 2004
8	Maturity Date:	13 September 2011
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate changing into Reverse Floating Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	a) For the period from and including the Issue Date to but excluding 13 September 2005: the Notes shall bear interest on a Fixed Rate basis; b) For the period from and including 13 September 2005 to but excluding the Maturity Date: the Notes shall bear interest on a Reverse Floating Rate basis.
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.25 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	13 March 2005 and 13 September 2005 subject to the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount [(s)]:	Euro 312.50 per Euro 10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Modified Following Business Day Convention shall be applied on an unadjusted basis with respect to the accrual of interest.
18	**Floating Rate Provisions**		
	(i)	Interest Period(s):	6 months
	(ii)	Specified Interest Payment Dates:	Interest will be payable semi-annually in arrear on 13 March and 13 September in each year, commencing on 13 March 2006 up to and including the Maturity Date, in accordance with the Business Day Convention and subject to provision 18 (xv) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest in respect of each relevant Interest Period shall be calculated by the Calculation Agent in accordance with the following: -For the Interest Period from and including 13 September 2005 to but excluding 13 March 2006, the Rate of Interest ("I_1") shall be: **I_1 = 6.25% plus 2.50% minus the Reference Rate**

-For the Interest Period from and including 13 March 2006 to but excluding 13 September 2006 the Rate of Interest ("I_2") shall be:

I_2 = I_1 plus 2.75% minus the Reference Rate

-For the Interest Period from and including 13 September 2006 to but excluding 13 March 2007 the Rate of Interest ("I_3") shall be:

I_3 = I_2 plus 3.00% minus the Reference Rate

-For the Interest Period from and including 13 March 2007 to but excluding 13 September 2007 the Rate of Interest ("I_4") shall be:

I_4 = I_3 plus 3.25% minus the Reference Rate

-For the Interest Period from and including 13 September 2007 to but excluding 13 March 2008 the Rate of Interest ("I_5") shall be:

I_5 = I_4 plus 3.50% minus the Reference Rate

-For the Interest Period from and including 13 March 2008 to but excluding 13 September 2008 the Rate of Interest ("I_6") shall be:

I_6 = I_5 plus 3.75% minus the Reference Rate

-For the Interest Period from and including 13 September 2008 to but excluding 13 March 2009 the Rate of Interest ("I_7") shall be:

I_7 = I_6 plus 4.00% minus the Reference Rate

-For the Interest Period from and including 13 March 2009 to but excluding 13 September 2009 the Rate of Interest ("I_8") shall be:

I_8 = I_7 plus 4.25% minus the Reference Rate

-For the Interest Period from and including 13 September 2009 to but excluding 13 March 2010 the Rate of Interest ("I_9") shall be:

I_9 = I_8 plus 4.50% minus the Reference

Rate

-For the Interest Period from and including 13 March 2010 to but excluding 13 September 2010 the Rate of Interest ("I_{10}") shall be:

I_{10} = I_9 plus 4.75% minus the Reference Rate

-For the Interest Period from and including 13 September 2010 to but excluding 13 March 2011 the Rate of Interest ("I_{11}") shall be:

I_{11} = I_{10} plus 5.00% minus the Reference Rate

-For the Interest Period from and including 13 March 2011 to but excluding 13 September 2011 the Rate of Interest ("I_{12}") shall be:

I_{12} = I_{11} plus 5.25% minus the Reference Rate

"**Reference Rate**" means the rate as determined by the Calculation Agent in accordance with the provision 18(viii) "Screen Rate Determination" below.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]):	Commerzbank Aktiengesellschaft
(viii)	Screen Rate Determination (Condition 1(a)):	
-	Relevant Time:	11:00 a.m. Brussels time
-	Interest Determination Date:	Two TARGET Business Days prior to each Interest Payment Date
-	Primary Source for Floating Rate:	Telerate Page 248
-	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
-	Relevant Financial Centre:	Target
-	Benchmark:	EUR-EURIBOR-Telerate
-	Representative Amount:	Not Applicable
-	Effective Date:	Not Applicable
-	Specified Duration:	6 months

	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The Modified Following Business Day Convention shall be applied on an unadjusted basis with respect to the accrual of interest.
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	13 March 2005 and each Interest Payment Date thereafter up to and including 13 March 2011
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	Euro 10,000 per Note of Euro 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	Notice shall be given by the Issuer to the Noteholders (in accordance with Condition 15) not less than five (5) TARGET Business Days prior to the Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		Euro 10,000 per Note of Euro 10,000 specified denomination
25	**Early Redemption Amount**		

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notesin the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable

33	Other terms or special conditions:	Not Applicable
DISTRIBUTION		
34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Commerzbank Aktiengesellschaft, London Branch
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	None
38	Subscription period:	Not Applicable
OPERATIONAL INFORMATION		
39	ISIN Code:	XS0199255109
40	Common Code:	019925510
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG Winchester House 1 Great Winchester Street London EC2N 2DB Paying Agent: Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer L-1115 Luxembourg Calculation Agent: Commerzbank Aktiengesellschaft Kaiserstrasse 16 60261 Frankfurt am Main
GENERAL		
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable

46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	9 September 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ____________________



Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 937A
TRANCHE NO.: 2
£250,000,000 4.75 per cent. Notes 2004 due 2009
to be consolidated and form a single series with the existing £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004

The Royal Bank of Scotland
Barclays Capital

Rabobank International

The date of this Pricing Supplement is 14 September 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, being the date of the latest audited financial statements of the Group.

In connection with this issue, The Royal Bank of Scotland plc (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	937A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Pounds Sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£550,000,000
	(ii)	Tranche:	£250,000,000
5	(i)	Issue Price:	99.122 per cent. of the Aggregate Nominal Amount of the Notes plus 230 days' accrued interest from, and including, 30 January 2004 to, but excluding, the Issue Date
	(ii)	Net proceeds:	£250,579,931.69 (excluding any agreed expenses but including 230 days' accrued interest)
6	Specified Denominations:		£1,000, £10,000 and £100,000
7	(i)	Issue Date:	16 September 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 January 2004
8	Maturity Date:		30 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		None
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 September in each year commencing 30 September 2004
	(iii)	Fixed Coupon Amount(s):	£47.50 per £1,000 in nominal amount, £475 per £10,000 in nominal amount and £4,750 per £100,000 in nominal amount
	(iv)	Broken Amount:	£31.67 per £1,000 in principal amount, £316.70 per £10,000 in principal amount and £3,167.00 per £100,000 in principal amount payable on 30 September 2004 in respect of the period from, and including, the Issue Date to, but excluding 30 September 2004
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	30 September in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		£1,000 per Note of £1,000 specified denomination, £10,000 per Note of £10,000 specified denomination and £100,000 per Note of £100,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system

			shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Royal Bank of Scotland plc Barclays Bank PLC Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealer's Commission:	1.875 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.25 per cent. and a selling commission of 1.625 per cent.
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		**The Netherlands** Each Manager will be required to represent and agree that the Notes will and may only be offered in the Netherlands, or by the Issuer anywhere in the world, and such an offer will and may only be announced, to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that the offer, the applicable Pricing Supplement and each announcement of the offer states that the offer is exclusively made to those persons.
37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	(i)	Temporary ISIN Code:	XS0201193066
	(ii)	ISIN Code:	XS0184578143
40	(i)	Temporary Common Code:	020119306
	(ii)	Common Code:	018457814
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):		Not Applicable

42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Deutsche Bank Luxembourg S.A. Rabo Securities N.V.
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.47, producing a sum of (for Notes not denominated in Euro):	€367,500,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	14 September 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised



Rabobank

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1127A
TRANCHE NO: 1
GBP 110,000,000 RPI Linked Notes due 16 August 2013

Issue Price: 100.00 per cent

The Royal Bank of Scotland

The date of this Pricing Supplement is 22 September 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is *supplemental to, and should be read in conjunction with,* the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.



Rabobank

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1127A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Sterling ("**GBP**")
4	Aggregate Nominal Amount:	
	(i) Series:	GBP 110,000,000
	(ii) Tranche:	GBP 110,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	GBP 50,000
7	Issue Date:	23 September 2004
8	Maturity Date:	16 August 2013
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Index Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:	Index Linked redemption (further particulars specified below)
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable

(i)	Index/Formula:	The Rate of Interest shall be a rate (expressed as a percentage) per annum calculated by the Calculation Agent in accordance with the following formula: **Nominal Amount * 2.324 * (RPI $_{M-8}$ /183.10)** Where: "**RPI $_{M-8}$**" means the RPI for the eighth month prior to any particular Interest Payment Date and usually published in the seventh month prior to that particular Interest Payment Date and relating to the month before that of publication. "**RPI**" means, subject as provided in item 20(iii) below, the United Kingdom's All Items Retail Prices Index published by the Office for National Statistics (or other relevant Governmental Department) contained in the Monthly Digest of Statistics (or contained in any official publications substituted therefor) or such other index as may from time to time to published in substitution therefore.
(ii)	Calculation Agent responsible for calculating the interest due:	The Royal Bank of Scotland plc, whose determinations and calculations shall be binding in the absence of manifest error.
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	**Changes in circumstances affecting RPI:** (A) *Changes in Base: If any time the RPI is revised to a new base it will be necessary to* calculate and use a notional RPI figure in substitution for the RPI figure applicable to any subsequent month in respect of which RPI needs to be calculated. This notional RPI figure will be calculated by (a) multiplying the actual RPI figure applicable to the month in respect of which the RPI needs to be calculated by the RPI figure on the old base for the month on which the revised RPI is based (the "**New Base Figure**") and (b) dividing the product by the New Base Figure (as of the month on which the RPI is revised to a new base). This procedure will be used for each occasion on which a revision is made during the terms of the Notes. (B) Delay in publication of RPI: If the RPI for



any month is not published on or before the fourteenth Business Day prior to any Interest Payment Date in respect of which it is required (the **"Impending Payment Date"**) the RPI for such month shall be: (i) such substitute index (if any) as the Calculation Agent considers to have been published by the Bank of England or the Financial Services Authority for use in connection with any one or more of HM Government's Index Linked Gilts that is expressly identified as the Bank of England's or Financial Services Authority's estimate of the RPI for the relevant month which would have been applicable for the purposes (ii) if no such substitute index in respect of the relevant month is published as aforesaid on or before the fourteenth Business Day before the Impending Payment Date, the RPI last published before the Impending Payment Date (a **"Substitute Index"**).

In such case, the Calculation Agent shall use the value for the Substitute Index that is applicable to the calendar month falling eight months prior to the relevant Interest Payment Date. In the event that the Substitute Index is published on a basis other than monthly, the Calculation Agent shall use the value for the Substitute Index that falls closest to the 22nd day of the calendar month falling eight months prior to the relevant Interest Payment Date if no Substitute Index can be identified, RPI shall be considered to have ceased publication and RPI shall be calculated in accordance with (C) below.

(C) Cessation of Publication or Fundamental Change: If the RPI (or any Substitute Index that has been deemed to replace RPI under (B) above) ceases to be published for two consecutive months or if, in the judgement of the Calculation Agent, any change is made to the coverage or basic calculation of the RPI (or any such Substitute Index) which constitutes a fundamental change then the Calculation Agent shall appoint an independent expert. The mandate of the

independent expert shall be to develop a method for calculating on economic equivalent to RPI (as in effect at the Issue Date) for the remaining maturity of the Notes, with the intention that such method should, as far as possible, leave Noteholders in no better and no worse position than they would have been in had RPI or such Substitute Index not ceased to be published or the relevant fundamental change not been made.

The independent expert shall be instructed to review (1) any additional indexes published by a governmental authority that could be used as a substitute for RPI, (2) any adjustments made to the calculation formula for any of HM Government's Index Linked Gilts in order to compensate for changes in the RPI or any Substitute Index, and (3) government and market practices for equivalent notes. In the event that the independent expert suggests alternative options, the Calculation Agent shall agree upon one of the options.

(D) If no economic equivalent to RPI is determined by the independent expert in accordance with (C) above on or before the second relevant Business Day prior to the Impending Payment Date, RPI shall be the RPI last published before the Impending Payment Date. If, after the RPI last published has been applied to any payment pursuant to this paragraph (D), the independent expert is subsequently able to determine an economic equivalent to RPI in accordance with (C) above, the payment next payable after such subsequent determination shall be increased or reduced by an amount equal to the shortfall or excess (as the case may be) of the amount of the payment made on the basis of the RPI applied pursuant to this paragraph (D) below or above the amount of the payment that would have been due if the RPI determined pursuant to (C) above had been determined on or before the second relevant Business Day before the Impending Payment Date, provided that in relation to



			payments upon the Maturity Date no subsequent adjustment to amount will be made. **Notices:** The Calculation Agent will cause the Rate of Interest, the Interest Amount, the Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Fiscal Agent and to the Noteholders in accordance with Condition 15 as soon as practicable after their determination and, if required by the rules of any stock exchange on which the Notes are from time to time listed, to such stock exchange.
	(iv)	Interest Period(s)	Six (6) months
	(v)	Specified Interest Payment Dates:	16 February and 16 August in each year, commencing 16 February 2005 up to and including the Maturity Date; there shall be a short first coupon in respect of the period from and including the Issue Date to but excluding 16 February 2005
	(vi)	Business Day Convention:	Following Business Day Convention
	(vii)	Additional Business Centre(s) (Condition 1(a)):	London
	(viii)	Minimum Rate of Interest:	Not Applicable
	(ix)	Maximum Rate of Interest:	Not Applicable
	(x)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount of Each Note**	Each Note will be redeemed at an amount which will be calculated in accordance with the following formula: **Nominal Amount * [RPI $_{M-8}$/RPI Jan 04]** Where: "**RPI** $_{M-8}$" means RPI for the month of December 2012, subject as provided in item

			20(iii) above.
			"RPI Jan 04" means 183.10, being the published RPI for the month of January 2004.
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount subject to indexation in accordance with the terms of the Notes plus accrued interest (if any) as determined by the Calculation Agent in a commercially reasonable manner
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No


Rabobank

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	The Royal Bank of Scotland plc
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0201171252
40	Common Code:	020117125
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	The Depository Trust Company	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Deutsche Bank Luxembourg S.A.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of EUR 1.47 per GBP 1.00, producing a sum of (for Notes not denominated in Euro):	Euro 161,700,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	22 September 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:



By: ____________________
Duly authorised

The following general information is provided for informational purposes only. This information has been compiled using publicly available sources. Neither the Issuer nor the Dealer take any responsibility for the accuracy of this information.

(1) Information about the RPI

What is the RPI?

It is an average measure of change in the prices of goods and services bought for the purpose of consumption by the vast majority of households in the UK. It is compiled and published monthly. Once published, it is never revised.

What is it used for?

Measures of inflation are vital tools for economists, business and government. The RPI continues to be used for the indexation of pensions, state benefits and index-linked gilts. Wage agreements, leases, maintenance and child support payments are often linked directly to the RPI. Also utility regulators impose restrictions on price movements based on the RPI.

How is the RPI calculated?

The RPI is often described in terms of a shopping basket containing some 650 goods and services, chosen as indicators of price movements for a range of similar items. Taking bread as an example, several different types of bread are priced (e.g. large white loaves (sliced and unsliced), small brown loaf, large wholemeal loaf, bread rolls, pitta bread and french stick/baguette). These are considered as representative of the majority of bread consumption by most households.

Each price collector collects the price of a representative item (e.g. brand) for that price indicator in January and exactly the same item/ brand must be priced every month for a period of thirteen months. Each month price indices are constructed comparing the latest price with the price in the base month (January).

Finally price indices for price indicators are aggregated to items and then to sections which is the published level and rescaled to a reference point of January 1987=100. This allows price changes to be compared to a year earlier (i.e. the annual inflation rate) and to previous years.

Which items are included in the RPI?

The RPI includes prices for food and drink, tobacco, housing, household goods and services, personal goods and services, transport fares, motoring costs, clothing and leisure goods and services. A list of price indicators used in the construction of each year's RPI is available online, see RPI methodology and articles.

Who gathers the prices?

Prices are collected in two ways. The local price collection is carried out by a market research firm who collect over 110,000 prices per month. The UK Office of National Statistics (ONS) has procedures in place to quality assure the local price collection carried out by the contractors.

ONS staff collect a further 10,000 prices centrally each month for a number of reasons including efficiency (e.g. prices in catalogues, national newspaper prices, utility prices), availability (e.g. prices that may not be available in retail areas such as sea fares, road tolls, internet prices), prices that are methodologically difficult to measure (e.g. mortgage interest payments) and items where quality adjustments may be important (e.g. personal computers).

Where are prices collected?

Random sampling of locations was introduced in 1995. The geographical coverage is defined as the whole of the UK - but this does not include the Channel Islands or Isle of Man. In all, retail outlets in around 150 shopping areas or out of town retail parks areas are selected for the price collection each year. This sample is changed by about one-fifth each year with new locations replacing old locations.

Are all items represented equally?

No. The RPI is a weighted index - for example, since most people spend far more on electricity than on processed fruit, a price rise for electricity would have more effect than a similar-sized one for processed fruit. The principal guide to weighting is the rolling Expenditure and Food Survey.

Are all households' spending patterns represented in the RPI?

No. The spending patterns of two types of households are excluded: pensioner households which derive at least three quarters of their total income from state pensions and benefits, and high-income households, defined as those whose income lies within the top 4% of all households. These two groups are considered likely to have atypical spending patterns; including them in the scope of the RPI would distort the overall average.

Do the prices apply to a specific day of the month?

In theory, yes. The RPI is intended to reflect prices on the second or third Tuesday of each month, depending on the month. This day is known as Index Day. In practice, it is not possible to collect every single price in one day so prices are usually collected between the Monday and Wednesday. However, prices for fresh fruit, vegetables, petrol and oil are particularly volatile and so are always obtained on Index Day itself.

How is it published?

Every month data is published on either the second or third Tuesday in a month (depending on the month) in a Consumer Price Indices First Release along with Additional Briefing Notes, which give the stories behind the figures. Data is also published in the electronic publication Focus on Consumer Prices available on the National Statistics website (www.statistics.gov.uk).

(2) Historical Performance of the RPI

The following table shows the levels of the RPI since January 2001:

Month and Year	RPI
January 2001	171.10
February 2001	172.00
March 2001	172.20
April 2001	173.10
May 2001	174.20
June 2001	174.40
July 2001	173.30


Rabobank

Month and Year	RPI
August 2001	174.00
September 2001	174.60
October 2001	174.30
November 2001	173.60
December 2001	173.40
January 2002	173.30
February 2002	173.80
March 2002	174.50
April 2002	175.70
May 2002	176.20
June 2002	176.20
July 2002	175.90
August 2002	176.40
September 2002	177.60
October 2002	177.90
November 2002	178.20
December 2002	178.50
January 2003	178.40
February 2003	179.30
March 2003	179.90
April 2003	181.20
May 2003	181.50
June 2003	181.30
July 2003	181.30
August 2003	181.60
September 2003	182.50
October 2003	182.60
November 2003	182.70
December 2003	183.50

Month and Year	RPI
January 2004	183.10
February 2004	183.80
March 2004	184.60
April 2004	185.70
May 2004	186.50
June 2004	186.80
July 2004	186.80
August 2004	187.40

Source: www.statistics.gov.uk

RBS/Others/150

Rabobank



Rabobank Group

Interim Report 2004

Contents

Key figures

	30-06-04	31-12-03	30-06-03	31-12-02	30-06-02
Volume of services (in EUR millions)					
Total assets	**440,348**	403,305	402,367	374,720	377,149
Private sector lending	**245,560**	235,425	221,688	212,323	202,105
Funds entrusted	**180,484**	172,571	180,878	171,632	166,326
Assets managed [1]	**194,500**	184,000	175,100	168,000	170,900
Premium income, insurance (half-year figures)	**2,231**	1,637	2,256	1,770	1,890
Financial position and solvency (in EUR millions)					
Reserves [2]	**16,022**	15,233	14,819	14,261	12,595
Tier I capital	**20,465**	19,660	17,755	17,202	15,344
Tier I + Tier II capital	**20,728**	19,892	18,076	17,414	15,739
Total risk-adjusted capital	**193,019**	182,820	174,977	165,843	152,700
Solvency requirement	**15,442**	14,626	13,998	13,268	12,216
Tier 1 ratio	**10.6**	10.8	10.2	10.3	10.0
BIS ratio	**10.7**	10.9	10.3	10.5	10.3
Profit and loss account (in EUR millions)	**1st half**	2nd half	1st half	2nd half	1st half
	2004	2003	2003	2002	2002
- Interest [2]	**3,133**	3,027	2,929	2,626	2,719
- Commission and other income [3]	**1,781**	1,640	1,422	1,553	1,620
Total income	**4,914**	4,667	4,351	4,179	4,339
Operating expenses	**3,260**	3,323	2,920	2,940	2,899
Value adjustments to receivables	**275**	300	275	237	263
Value adjustments to financial fixed assets [3]	**(12)**	(98)	(50)	225	27
Operating profit before taxation	**1,391**	1,142	1,206	777	1,150
Tax on operating profit [2]	**411**	365	347	145	351
Third-party interests	**155**	141	125	91	118
Net profit	**825**	636	734	541	681
Efficiency ratio	**66.3%**	71.2%	67.1%	70.4%	66.8%
Other data	**30-06-04**	31-12-03	30-06-03	31-12-02	30-06-02
Local Rabobanks	**321**	328	341	349	361
Offices:					
- branches	**1,322**	1,378	1,445	1,516	1,513
- agencies	**350**	356	384	402	413
Cash dispensing machines	**3,026**	2,981	3,010	2,979	2,943
Foreign offices	**236**	222	194	169	137
Employees:					
- total number	**56,732**	57,055	57,548	58,096	58,259
- full-time equivalents	**50,594**	50,849	51,238	51,867	52,186
Members (x 1,000)	**1,425**	1,360	1,241	1,108	947

General: Due to consolidation effects, the sum of the figures relating to Group entities will not always correspond with Rabobank Group totals. Changes in terms of percentages can vary as a result of rounding.

1) Following a change in definitions, the amounts disclosed for assets managed differ from the amounts presented in previous reports.

2) The figures have been restated in connection with the change in accounting policy concerning the recognition of Trust Preferred Securities.

3) The figures have been restated in connection with the change in accounting policy concerning the recognition of investment results on insurance activities.

Review of operations

With an increase in net profit of 12%, Rabobank Group can report a good result for the first half of 2004.

Message from the Chairman of the Executive Board

"*In the first half of 2004*, Rabobank Group benefited from the upturn in the economy. Retail banking, the Group's core business, deserves special mention for its good performance. As well as strong growth in income, there was also a clear rise in costs, particularly in connection with the provisions for reorganisation. The reorganisation provision was formed in the framework of Operation Service, the project for the reorganisation of Rabobank Nederland. This reorganisation is essential for improving the services Rabobank Nederland provides to the local banks so that it becomes a more efficient client-focused and service-oriented organisation. The expected impact in terms of financing and staffing are an annual reduction in costs of EUR 200 million and a cut of 1,200 FTEs in the workforce.

Outlook

"The Dutch economy is slowly clambering up, with the first signs of a recovery becoming visible. However, this recovery is dependent on global conditions, such as movements in oil prices and the threat of terrorist attacks. Despite the circumstances, we remain optimistic about the rest of the year. *Barring unforeseen circumstances*, we expect the increase in net profit for the whole of 2004 to be in line with the growth of 12% for the first six months."

Banking

Lending

In the first half of the year, lending to the private sector grew by 4% to EUR 246 (235) billion, most of the increase being attributable to private individuals. In the first six months, they borrowed 7% more. The growth in lending to the trade, industry and services sector was 3%. Lending to the food and agri sector did not grow at all.

The greater part of lending to private individuals was in the form of mortgages. In the key market for mortgages, Rabobank Group strengthened its position as market leader in the first half of the year. The market share at 30 June 2004 amounted to 26.2%, compared with 25.7% at 31 December 2003. Of this, 21.4% is attributable to the local banks and 4.8% to Obvion.

Funds entrusted

Funds entrusted grew by 5% in the first half of the year to EUR 180 (173) billion, of which EUR 75 (72) billion relates to savings. Savings rose by 5%, with internet savings showing strong growth.

Retail banking

Retail banking had a good first half year. Profit before taxation rose by 24% to EUR 797 (641) million. In particular, an improvement in interest income and commission accounted for a 10% rise in income, while the associated costs increased only by 4%. The number of FTEs fell 2% in the first six months of 2004 to 29,285 FTEs.

Wholesale banking

Wholesale banking reported a 20% climb in profit before taxation to EUR 464 (387) million, partly due to substantially lower risk-related costs. Income rose by 6%, while operating expenses increased by 19%. The country banking activities showed healthy growth, with lending to the private sector up by 18% and an improvement in results.

Investment services

Orders

The total number of orders for clients, including the Group's own funds, rose 11% in the first six months to EUR 3.3 million, the first quarter showing a strong recovery. The number of Robeco Group fund orders grew strongly, partly thanks to Private Asset Management, an automatic service of Robeco Direct. Of the total number of orders, 44% is attributable to the local banks, 14% to Robeco Group and 39% to Alex.

Assets managed and held in custody

At the end of June, the assets managed and held in custody by Rabobank Group amounted to EUR 195 (184) billion, representing an increase of 6% compared with year-end 2003. The assets managed and held in custody break down as follows: EUR 54 (52) billion in the Group's own investment portfolio, EUR 20 (19) billion in assets that Interpolis manages on behalf of third-party pension funds, and EUR 120 (113) billion in clients' assets that are managed and held in custody by the local banks and subsidiaries such as Robeco Group. The net price gain on the assets of clients amounted to EUR 3 billion. The inflow of new assets was also EUR 3 billion.

Insurance

Premium income

In the first six months, premium income fell slightly by 1% to EUR 2,231 (2,256) million, the reduction being attributable to a 9% drop in income from life insurance, which declined from EUR 1,438 million to EUR 1,311 million. By contrast, the income from non-life business showed an increase. The number of policies grew slightly and income for the first half year amounted to EUR 832 (720) million, an increase of 16%. Income from reinsurance was EUR 88 (98) million.

Income from services

Following a few years of double-digit growth, income from pensions and employee care programmes (absenteeism management, health and safety, and return-to-work services) was virtually unchanged. The income in the first six months amounted to EUR 133 (136) million. The fall in income from employee care programmes was caused partly by reduced absenteeism due to illness, as well as reduced use by companies of health and safety services owing to changes in the law.

Leasing

Lending by De Lage Landen grew by EUR 0.3 billion to EUR 12.6 billion. If the sale of De Lage Landen Vastgoedfinancieringen to FGH Bank and the acquisition of Telia Finans AB from the Swedish company Telia Sonera at the beginning of this year are taken into account, organic growth amounts to EUR 1.0 billion. Telia Finans AB is the market leader in Scandinavia for the leasing of IT and office equipment. The acquisition strengthens De Lage Landen's position in Scandinavia. Telia Finans's activities will continue under the name De Lage Landen Finans. At 30 June 2004, 53% of the services originated from Europe and 47% from the rest of the world, mainly from North America and South America.

Real estate

The real estate operations, comprising Rabo Vastgoed and FGH Bank, reported a good half year, despite the sluggish real estate market. At the beginning of 2004, FGH Bank acquired De Lage Landen Vastgoedfinancieringen, thus further strengthening its position in terms of commercial real estate financing. The Dutch real estate market is still contending with a large number of empty offices and business premises, with no recovery yet in sight. FGH Bank's lending portfolio grew by EUR 1.5 billion in the period under review to EUR 5.6 billion, EUR 1.1 billion of which relates to the former De Lage Landen Vastgoedfinancieringen. Rabo Vastgoed reported an increase of EUR 0.4 billion in its order portfolio, bring it to EUR 4.4 billion. The order portfolio comprises private homes and business premises still under development. The position in private homes in particular expanded in the past year.

Financial services performance (in EUR)

	Amount	Change compared with year-end 2003	Change compared with first half 2003
Banking			
Private sector lending	246 billion	+4%	
Funds entrusted	180 billion	+5%	
Leasing			
Lending portfolio	12.6 billion	+10%	
Investing			
Assets managed	195 billion	+6%	
Securities and option orders	*3.3 million*		+11%
Insurance			
Premium income	2,231 million		-1%
- Life	1,311 million		-9%
- Non-life	832 million		+16%
- Reinsurance	88 million		-10%
Service income	133 million		-2%

Strategic developments

The aim of Rabobank Group's strategy is to be and remain the largest all-finance group and bank-near-you in the Netherlands. Our primary focus abroad is to achieve market leadership in the food and agri sector and expand our country banking activities. In the first half of 2004, we took further steps to realise our strategic objectives. The most important ones are described briefly below.

Rabobank Nederland acquires a 5%-interest in Eureko

At the end of March, Rabobank Nederland acquired a 5%-interest in Eureko for an amount of EUR 228 million. Eureko, which includes Achmea, and Rabobank will collaborate closely in the care insurance sector. Specifically, the local banks and Interpolis will sell Zilveren Kruis Achmea healthcare insurance and the healthcare insurance for employees of Rabobank will be provided by Zilveren Kruis Achmea as from 1 January 2005.

Joint venture with KBC Bank

In June, Rabobank Group and KBC Bank announced their intention to join forces for the processing of securities transactions for private individuals. The purpose of the collaboration, in the form of a joint venture, is to provide greater quality and flexibility, as well as to realise cost savings. The joint venture will become operational at the end of 2005.

Larger banks nearer to the client

The number of local banks contracted by 7 in the first half year to 321. In order to continue putting the interests of the client first, it was decided in mid-2004 to upscale the local banks with the aim of increasing their strength. The creation of larger local banks provides clients with easier access to sophisticated financial services. This does not imply a reduced presence for Rabobank however, as alternative points of contact for clients are being created. The upscaling will have no effect on the total number of offices or points of contact for clients. At the end of June, the local banks had around 3,000 contact points for clients, including 1,322 offices.

Acquisition of US cooperative farm-credit institution

After the reporting date, Rabobank Nederland announced it had reached agreement with Farm Credit Services of America on the acquisition of this US cooperative farm-credit institution. The acquisition will involve an amount of USD 600 million. The planned acquisition is subject to approval by the supervisory authorities and the shareholders.

Financial performance

Income up 13%

Rabobank Group's income climbed 13% to EUR 4,914 (4,351) million in the first half of the year. The increase in income was affected by the changes in accounting policies of Interpolis and Trust Preferred Securities (see also page 5). In addition, income was depressed by EUR 107 million owing to the swaps on the members' capital being carried at fair value (see also page 7).

Operating expenses up 12%

Operating expenses increased by 12% to EUR 3,260 (2,920) million, with staff costs up 6% to EUR 1,928 (1,822) million. Other administrative costs showed a steep rise of 25% to EUR 1,155 (921) million, the main cause of the rise being the higher provisions, essentially for reorganisations (EUR 120 million).

Efficiency ratio

The efficiency ratio improved from 67.1% in the first half of 2003 to 66.3%. This ratio shows the relationship between operating expenses and income.

Operating profit before taxation up 15%

Operating profit before taxation increased by 15% to EUR 1,391 (1,206) million, with all group units reporting an improved result, except for asset management activities.

Net profit up 12%

Net profit for the first half of the year amounted to EUR 825 (734) million, an increase of 12%.

Financial objectives

Rabobank Group aims at realising customer value, with financial stability and employee value as preconditions. To ensure this financial stability, Rabobank Group has formulated three long-term and three short-term financial objectives. For the long term, they are net profit growth of 12%, a Tier I ratio of 10 and a return on equity of 10%. Owing to the weak economic conditions and outlook, the objectives were lowered in 2003. Given the good figures for the first half of 2004 and the favourable expectations however, Rabobank Group is aiming to meet the long-term financial objectives. For the first six months of 2004, Rabobank Group realised net profit growth of 12%, a Tier I ratio of 10.6 and a return on equity of 10.8%. The return on equity was positively affected by a change in accounting policy for Trust Preferred Securities, without which it would have been 10.0%.

Financial performance (in EUR)

	Amount	Change compared with year-end 2003	Change compared with first half 2003
Income	4,914 million		+13%
Operating expenses	3,260 million		+12%
Efficiency ratio	66.3%		
Net profit	825 million		+12%
Total assets	440 billion	+9%	
BIS ratio	10.7		
Tier I ratio	10.6		

Changes in accounting policy

Income from investments

Until 2004, Interpolis recognised its results on investments in shares and property using the indirect return method. An important characteristic of this method is that results recognised on investments are based on long-term average yields. As from 2004, Interpolis no longer uses this method. Instead, it takes the results realised on investments direct to the profit and loss account, the most widely used method throughout the world. This new method conforms to the International Financial Reporting Standards (IFRS). The change in accounting policy has no effect on equity. The effects are only visible in the form of reclassifications in the profit and loss account, with no consequences for net profit for 2003 as for the first half of 2004. The figures for the second half of 2003 have been restated for comparative purposes. The income from securities and participating interests was up EUR 119 million for the first half of 2003 and EUR 47 million for the second half. The carrying values of financial fixed assets were adjusted by the same amounts for the respective periods.

Trust Preferred Securities

Until 2003, Trust Preferred Securities were recognised as equity. In line with developments in IFRS and their interpretation, it has been decided to recognise the Trust Preferred Securities amounting to EUR 2,037 million as group equity in the item subordinated debt as from 1 January 2004. Accordingly, amounts owed on the Trust Preferred Securities will be taken to the profit and loss account for 2004 before appropriation of available profit and subsequent years. The figures for the first and second halves of 2003 have been restated for comparative purposes. Interest expenses have been increased by the following amounts: EUR 23 million for the first half of 2003, EUR 31 million for the second half of 2003 and EUR 61 million for the first half of 2004. The tax has been reduced by EUR 9 million, EUR 12 million and EUR 22 million respectively for the periods concerned. The change in accounting policy has no effect on the Tier I ratio or the BIS ratio.

Accounting policies

The accounting policies are the same as those applied to the financial statements, with the exception of the changes explained above.

Other prior-year figures have been reclassified where necessary for comparative purposes.

Consolidated balance sheet

(in EUR millions)	30-06-2004		31-12-2003		30-06-2003	
Assets						
Cash		9,478		7,117		6,371
Short-term government paper		3,388		3,211		2,619
Professional securities transactions	36,237		30,199		30,201	
Other banks	12,268		11,720		14,263	
Banks		48,505		41,919		44,464
Public sector lending	3,210		2,161		2,015	
Private sector lending	245,560		235,425		221,688	
Professional securities transactions	12,824		13,211		13,460	
Lending		261,594		250,797		237,163
Interest-bearing securities		85,045		71,141		82,831
Shares		12,414		10,093		11,966
Participating interests		499		201		199
Property and equipment		3,962		3,964		3,900
Other assets		4,534		4,984		4,996
Prepayments and accrued income		10,929		9,878		7,858
Total assets		440,348		403,305		402,367
Liabilities						
Professional securities transactions	22,289		20,180		20,002	
Other banks	71,153		62,676		64,889	
Banks		93,442		82,856		84,891
Savings	75,070		71,559		69,104	
Professional securities transactions	3,274		3,309		10,487	
Other funds entrusted	102,140		97,703		101,287	
Funds entrusted		180,484		172,571		180,878
Debt securities		96,617		80,695		76,484
Other liabilities		13,183		11,907		11,826
Accruals and deferred income		11,803		12,513		7,391
Provisions		20,140		19,177		18,923
		415,669		379,719		380,393
Fund for general banking risks	1,679		1,679		1,679	
Subordinated loans	2,245		2,211		759	
		3,924		3,890		2,438
Members' capital	3,850		3,853		3,851	
Revaluation reserves	324		222		237	
Other reserves	11,848		11,158		10,731	
Reserves		16,022		15,233		14,819
Third-party interests		4,733		4,463		4,717
Group equity		24,679		23,586		21,974
Total liabilities		440,348		403,305		402,367
Contingent liabilities		7,310		6,435		7,373
Irrevocable facilities		27,693		26,117		28,577

Consolidated profit and loss account

(in EUR millions)	First half 2004	Second half 2003	First half 2003
Income			
Interest income	3,133	3,027	2,929
Income from securities and participating interests	229	244	109
Commission income	1,020	983	869
Results on financial transactions	133	101	69
Other income	399	312	375
Total income	4,914	4,667	4,351
Expenses			
Staff costs	1,928	1,948	1,822
Other administrative expenses	1,155	1,180	921
Staff costs and other administrative expenses	3,083	3,128	2,743
Depreciation	177	195	177
Operating expenses	3,260	3,323	2,920
Value adjustments to receivables	275	300	275
Value adjustments to financial fixed assets	(12)	(98)	(50)
Total expenses	3,523	3,525	3,145
Operating profit before taxation	1,391	1,142	1,206
Tax on operating profit	411	365	347
Operating profit/Group profit after taxation	980	777	859
Third-party interests	155	141	125
Net profit	825	636	734

Cash flow statement

(in EUR millions)	First half 2004		First half 2003	
Cash flow from operating activities				
Operating profit/Group profit after taxation		980		859
Adjustments for:				
- depreciation	177		177	
- value adjustments to receivables	275		275	
- value adjustments to financial fixed assets	(12)		(50)	
- movements in technical reserves relating to the insurance business	818		643	
- movements in other provisions	145		(58)	
- movements in accrued and deferred items	(1,761)		(1,345)	
		(358)		(358)
Cash flow from business operations		622		501
Movements in short-term government paper	(177)		(806)	
Movements in securities trading portfolio	(13,010)		(12,813)	
Movements in securitised loans	(481)		379	
Movements in banks	3,895		1,732	
Movements in lending	(11,072)		(12,186)	
Movements in funds entrusted	7,913		9,246	
Other movements from operating activities	1,841		2,813	
		(11,091)		(11,635)
Net cash flow from operating activities		(10,469)		(11,134)
Cash flow from investing activities				
Investing activities concerning:				
- investment portfolio	(2,730)		(716)	
- participating interests	(275)		(51)	
- tangible fixed assets	(116)		(207)	
Net cash flow from investing activities		(3,121)		(974)
Cash flow from financing activities				
Rabobank Membership Certificates		(3)		-
Movements in subordinated loans		34		(2)
Movements in debt securities		15,922		14,745
Payment on Rabobank Membership Certificates		(108)		(110)
Net cash flow from financing activities		15,845		14,633
Net cash flow/Movement in cash and cash equivalents		2,255		2,525

The cash flow statement provides a summary of the net movements in operating, investing and financing activities.
Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

Movements in reserves

(in EUR millions)

	First half 2004	Second half 2003	First half 2003
Balance at 1 January / 1 July	15,233	14,819	14,261
Rabobank Membership Certificates	(3)	2	-
Profit for the first / second half-year	825	636	734
Revaluation	147	(1)	33
Goodwill	(61)	(106)	(107)
Payment on Rabobank Membership Certificates	(108)	(105)	(110)
Other movements	(11)	(12)	8
Balance at 30 June / 31 December	16,022	15,233	14,819

Analysis by business unit

Partly as a result of consolidation effects, the figures of the principal business units below differ from those in the profit and loss account.

(in EUR millions)

	Retail banking	Wholesale banking	Asset management	Insurance	Leasing	Real estate
2004 I						
Total income	2,617	1,058	301	456	314	54
Total operating expenses	1,694	524	221	341	174	16
Gross profit	923	534	80	115	140	38
Value adjustments to receivables	126	82	-	-	40	1
Value adjustments to financial fixed assets	-	(12)	-	(11)	-	-
Operating profit before taxation	797	464	80	126	100	37
2003 I						
Total income	2,384	994	310	328	271	11
Total operating expenses	1,635	439	226	346	142	1
Gross profit	749	555	84	(18)	129	10
Value adjustments to receivables	108	125	-	-	41	-
Value adjustments to financial fixed assets	-	43	(1)	(93)	-	-
Operating profit before taxation	641	387	85	75	88	10

Notes to the balance sheet

In the first half of 2004, Rabobank Group's total assets according to the consolidated balance sheet grew by 9% to EUR 440 billion. The Tier I ratio at 30 June 2004 was 10.6 and the BIS ratio 10.7.

Lending to the private sector was up 4% at EUR 245.6 billion. Total assets also grew owing to the increase in interest bearing securities. The expansion of activities was largely financed by the growth in funds entrusted and a rise in debt securities.

Lending

Rabobank Group's total lending increased 4% in the first half of 2004 to EUR 261.6 (250.8) billion. The figure breaks down as:

- public sector lending;
- professional securities transactions;
- private sector lending.

Public sector lending increased by EUR 1.0 billion to EUR 3.2 billion. Professional securities transactions amounted to EUR 12.8 (13.2) billion.

Private sector lending

Private sector lending rose 4% in the first half year to EUR 245.6 (235.4) billion. The private sector comprises private individuals, the food and agri sector and the trade, industry and services sector. Of the total amount lent, 51% is to private individuals, 15% to the food and agri sector, and 34% to the trade, industry and services sector. Lending by local banks was up 4%. Lending as part of wholesale banking was down 2% owing to the netting of debit and credit balances for the same client. Before netting off, lending showed modest growth. The other sectors combined, including leasing and real estate, reported growth of 20%, which is partly due to the acquisition of Telia Finans AB and the increase in real-estate activities.

Trade, industry and services

The total borrowed by entrepreneurs in the trade, industry and services sector amounted to EUR 83.6 billion at 30 June 2004, 3% up from the EUR 81.3 billion at 31 December 2003. The strongest growth was attributable to companies in the property and construction sectors.

Food and agri

At the end of June, the amount lent to companies in the food and agri sector stood at EUR 36.4 (36.6) billion, the larger part relating to the primary agricultural sector.

Private individuals

Lending to private individuals totalled EUR 125.6 (117.5) billion at the end of June 2004, representing a rise of 7%, about the same as for the same period of 2003. The greater part of the lending to private individuals, EUR 123.3 (116.1) billion, is in the form of mortgage loans.

Lending by sector



Lending by sector
(in EUR billions)
140
120
100
80
60
40
20
0
2001
2002
2003
2004-1
Agri
TIS
Private individuals

Interest-bearing securities

During the period under review, interest-bearing securities rose 20% to EUR 85.0 (71.1) billion, most of the increase being attributable to the growth of the trading portfolio.

Funds entrusted

During the reporting period, funds entrusted, which comprises savings, professional securities transactions and other funds entrusted, increased by 5% to EUR 180.5 (172.6) billion. Professional securities transactions amounted to EUR 3.3 (3.3) billion at 30 June 2004. The other funds entrusted increased by EUR 4.4 billion to EUR 102.1 billion, the increase being mainly attributable to the relatively large growth in deposits.

Savings

Savings grew EUR 3.5 billion in the first half year to EUR 75.1 billion, an increase of 5%. The economic uncertainties and low consumer confidence led to many private individuals placing their cash in savings accounts. The share of internet savings in the total went up from 33% to 40% during the first half year. This was mainly at the expense of traditional forms of savings and Telesavings, whose shares reduced by 3% to 24% and by 4% to 17% respectively.

Debt securities

Debt securities went up EUR 15.9 billion in the first half year to EUR 96.6 billion, an increase of 20%. In addition to the issue of Medium Term Notes, more Certificates of Deposit were issued to finance the growth in lending and to maintain liquidity at a healthy level.

Reserves

Based on the most recent International Financial Reporting Standards (IFRS), it was concluded during the reporting period that the Trust Preferred Securities, amounting to EUR 2.0 billion, no longer qualified as reserves. For reasons of prudence, it was decided therefore to classify Trust Preferred Securities under subordinated debt as from 1 January 2004 (see Changes in accounting policy on page 5). For supervisory purposes however, the Dutch Central Bank will continue to regard Trust Preferred Securities as Tier I capital, even after the transition to IFRS in 2005. Accordingly, this change in accounting policy does not affect the Tier I ratio or the BIS ratio.

Under IFRS, the members' capital, amounting to EUR 3.9 billion, will continue to qualify in full as reserves.

To hedge the interest rate risk on members' capital, Rabobank Group concluded long-term swaps. However, IFRS does not allow hedge accounting for instruments an organisation issues relating to its own capital. Under IFRS, Rabobank Group has to recognise the swaps it concluded at fair value in its financial statements and changes in the fair value must be taken to the profit and loss account. As the result of a resolution, the existing swaps were included in the trading portfolio for the first half year, and consequently carried at fair value. The effect was a charge of EUR 107 million. This different type of treatment in the accounts does not of course have any impact on the overall risk profile of Rabobank Group.

Increase in group equity

Tier I-ratio: 10.6

The Tier I ratio and the BIS ratio are the most commonly used ratios in the financial world to measure solvency. The Tier I ratio expresses the relationship between the core capital and the total risk-weighted assets. At 30 June 2003, the Tier I ratio was 10.6 (10.8), higher than the long-term objective of 10. The minimum requirement set by the external supervisors is 4. The high solvency ratio is one of the main reasons for Rabobank Group's high ratings awarded by the rating agencies Moody's and Standard & Poor's. Total risk-weighted assets grew by EUR 10.2 billion to EUR 193.0 billion, largely the result of increased lending. The Tier I capital rose by EUR 0.8 billion to EUR 20.5 billion.

BIS-ratio: 10.7

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital, or qualifying capital, by the total of risk-weighted assets. The qualifying capital is therefore the sum of the core capital and the supplementary capital. At 30 June 2004, the BIS ratio was 10.7 (10.9), well above the minimum requirement of 8 set by the external supervisors.

Notes to the profit and loss account

In the first half year, net profit increased by 12% to EUR 825 million, thanks to higher income.

Income

Total income rose in the first six months by EUR 563 million to EUR 4,914 million, an increase of 13%. The growth rate was boosted by the change in accounting policy at Interpolis. Adjusted for this change, the increase in income is 10%.

Interest income up 7%

In the first half year, interest income rose by 7% to EUR 3,133 (2,929) million. This rise is attributable to the growth in lending and savings. The interest margin was under pressure during the first half year owing to fierce competition on the savings and mortgage markets.

Commission up 17%

Commission went up EUR 151 million to EUR 1,020 million, an increase of 17%, mainly from higher commission realised on securities and insurance activities.

Other income

Results on financial transactions were up EUR 64 million to EUR 133 million, with the results on derivative transactions accounting for a significant part of the increase. The income from securities and participating interests amounted to EUR 229 (109) million, virtually all of which was attributable to the change in accounting policy at Interpolis. Other income went up to EUR 399 (375) million, which includes the underwriting results of Interpolis.

Expenses

Operating expenses rose during the reporting period by 12% to EUR 3,260 (2,920) million, 2% being attributable to acquisitions, 6% to one-off expenses related to provisions and 4% to an organic rise in costs.

Staff costs up 6%

Staff costs rose in the first six months by 6% to EUR 1,928 (1,822) million. The increase is attributable in part to wage increases and higher bonus reserves for wholesale banking. Rabobank Group employed 50,594 FTEs at 30 June 2004, compared with 50,849 at 31 December 2003.

Other administrative expenses up 25%

Other administrative expenses rose by 25% to EUR 1,155 (921) million, largely attributable to provisions. Most of the additions to provisions concern the reorganisations within Rabobank Nederland, the amount involved being EUR 120 million.

Value adjustments to receivables

The addition to the provision for doubtful debts is recognised under value adjustments to receivables. The addition is determined on a general basis from the long-term weighted average of the actual losses expressed as a percentage of the outstanding loans, with the most recent years given the highest weightings. For the first six months, EUR 275 million was added to the provision, the same amount as for the same period of the previous year. The addition as a percentage of the average risk-weighted assets used in banking activities (calculated on an annual basis) improved by 3 basis points to 30 basis points compared with 2003. Value adjustments to financial fixed assets amounted to EUR -12 (-50) million.

Operating profit before taxation up 15%

Rabobank Group's operating profit before taxation totalled EUR 1,391 (1,206) million for the first half of 2004, a rise of 15% compared with the same period of 2003.

Net profit up 12%

After deduction of tax of EUR 411 (347) million and allowing for third-party interests of EUR 155 (125) million, net profit amounts to EUR 825 (734) million, representing an increase of 12%.

Operating result by group unit

Retail banking

With an increase in operating profit before taxation of 24%, retail banking performed well. The increase of EUR 156 million to EUR 797 million is mainly attributable to a rise in income by 10% to EUR 2,617 (2,384) million. Operating expenses increased by 4% to EUR 1,694 (1,635) million. The increased income mainly relates to higher interest income and commission. The growth in interest income was slightly below the growth in loans owing to a tighter interest rate margin. The rise in operating expenses largely represents other administrative expenses. Staff costs were virtually unchanged, partly owing to a drop in the number of FTEs by just under 2%. Value adjustments to receivables increased by EUR 18 million to EUR 126 million.

Wholesale banking

Wholesale banking reported an operating profit before taxation of EUR 464 (387) million for the first half year, an increase of 20%. The increase was partly thanks to lower risk-related costs and a 34% downward value adjustment of receivables to EUR 82 (125) million. Moreover, the contribution by value adjustments of financial fixed assets to the result was a gain of EUR 12 million, whereas this was a loss of EUR 43 million for the first half of 2003. Income rose slightly by 6% to EUR 1,058 (994) million. In contrast, operating expenses rose by 19% to EUR 524 (439) million, mainly owing to an increase in one-off costs and to the acquisitions of the previous year that are now fully included in the figures. Country banking activities reported a good result, despite a tighter interest rate margin. The gross profit of Corporate Clients was down on the previous year, nor did Corporate Finance match the good result it had achieved in 2003. Early in 2004, Rabobank Group reached a final settlement with Royal Bank of Canada regarding a claim connected with a swap transaction for Enron, the nowadays bankrupt energy group.

Asset management

Asset management activities produced an operating profit before taxation of EUR 80 million for the first six months compared with EUR 85 million for the same period of 2003. One-off income items, such as gains on financial transactions, were down on the previous year. In addition, a one-off expense of EUR 10 million was recognised, relating to Robeco Group's spread results for 2003. It has been agreed with the Netherlands Authority for the Financial Markets that spread results will be taken to the investment funds.

Insurance

The operating profit before taxation, which represents the result on operating activities and on investments, amounted to EUR 126 million for the first half year compared with EUR 75 million for the same period of 2003. The result on operating activities was up EUR 26 million to EUR 101 million, mainly owing to good underwriting results on non-life business. The profit on investments also grew steeply, climbing from EUR 1 million to EUR 25 million.

Leasing

With an increase in operating profit of 14% to EUR 100 (88) million, leasing activities performed well in the first half of 2004. The increase is mainly attributable to higher interest income, lower risk-related costs and the acquisition of Telia Finans AB. The lower risk-related costs were achieved for a growing volume of lending.

Real estate

The new group unit Real estate achieved an operating profit before taxation of EUR 37 million for the first half of 2004.

Other units

The combined result before taxation of the Group units included under Other fell by EUR 139 million to produce a loss of EUR 212 million. The sharp decline is mainly due to the additions to provisions.

Operating result before taxation by Group unit


Operating result before taxation by Group unit
(in EUR millions)
June 2003
June 2004
1,000
800
600
400
200
0
-200
-400
24%
20%
-6%
67%
14%
271%
Retail banking
Wholesale banking
Asset management
Insurance
Leasing
Real estate
Other

Profile of the Rabobank Group

The Rabobank Group is the largest financial service provider in the Dutch market. It comprises 321 independent, local co-operative Rabobanks in the Netherlands, the central Rabobank Nederland organisation and a large number of specialised subsidiaries. The Group has been awarded the highest possible credit rating. The Group's core target is to generate customer value.

The local Rabobanks and their clients form the Rabobank Group's co-operative core business. De banks are members and shareholders of the supralocal co-operative organisation, Rabobank Nederland, which advises the banks and supports their local services. Rabobank Nederland also supervises the collective of local banks on behalf of the Dutch central bank. Rabobank Nederland further acts as an (international) wholesale bank and as bankers' bank to the Group and is the holding company of a large number of subsidiaries.

The Rabobank Group's ambition is to provide its 9 million clients, both private and business, with all possible financial products and services. To this end, it has a large number of specialised businesses engaged in asset management and investment (Robeco, Schretlen, Effectenbank Stroeve, Alex) pension services, insurances and occupational health and safety (Interpolis), Leasing (De Lage Landen), venture capital (Gilde), real estate and mortgages (FGH Bank, Rabo Vastgoed, Obvion), and corporate and investment banking (Rabobank International, Rabo Securities, Rabobank Nederland Corporate Clients, Group Treasury). These subsidiaries provide financial advice and products to the local Rabobanks and their clients on the one hand and serve their own clients directly at home and abroad on the other.

Competence centres

The Rabobank Group is a network of competence centres working closely together. This networked expertise allows the Group to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products.

The Group thus combines the best of two worlds: the local involvement and personal touch of the local Rabobanks and the expertise and scale of a large organisation.

Strong market position

The Rabobank Group serves more than half of the Dutch population and Dutch businesses. In the Dutch market, Rabobank is accordingly market leader for virtually all financial services: mortgage loans (26%), private savings (38%), small and medium-sized enterprises (39%) and the agricultural sector (85%). Its share in the corporate market has been strengthened considerably.

Triple A

The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's.

International network

To serve our clients in the international market, the Rabobank Group has 236 branches in 35 countries outside the Netherlands.

9 million clients

1,425 million members

321 co-operative member Rabobank

Rabobank Nederland

Wholesale banking	Retail banking / Member banks	Support units
• Corporate Clients • Rabobank International - Rabo Securities • Group Treasury	• Markt management • Control member banks • Product/market entities	• Staff and Services • Rabofacet

Insurance, Pensions Occupational health and safety	Asset management investment	Leasing	Real estate	Other
• Interpolis	• Robeco Group • Schretlen & Co • Effectenbank Stroeve • Alex	De Lage Landen	• Rabo Vastgoed • FGH Bank	• Gilde • Obvion

Review report

Introduction

We have reviewed the interim figures of Rabobank Group[1] for the year 2004, as set out on pages 6 to 9 of this interim report. These interim figures are the responsibility of the executive board of Rabobank Nederland, with it's statutory seat in Amsterdam. Our responsibility is to issue a report on these interim figures based on our review.

Scope

We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. These standards require that we plan and perform the review to obtain moderate assurance about whether the interim figures are free of material misstatement. A review is limited primarily to inquiries of company officials and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that these interim figures do not give a true and fair view in accordance with accounting principles generally accepted in the Netherlands and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Utrecht, 2 September, 2004

Ernst & Young Accountants

1) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, Interpolis NV in Tilburg, Robeco Groep NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Effectenbank Stroeve NV in Amsterdam, FGH Bank NV in Utrecht, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

Colophon

Published by
Rabobank Nederland, Communications

Art direction and design
Borghouts Design, Haarlem

Photographs
Tjeerd Fonk, Amsterdam

Production co-ordination
Kobalt Media Services, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
PlantijnCasparie Capelle a/d IJssel

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

Annual Reports
following Annual Reports:

- Annual Report 2003 (Dutch and English)
- 2003 Financial Statements and other information (Dutch and English)
- Annual Responsibility and Sustainability Report 2003
- Interim Report 2004 (Dutch and English)

For copies of these reports please contact Rabobank Nederland, Communications.

Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht

Telephone +31 (0)30 - 216 22 98
Fax +31 (0)30 - 216 19 16
E-mail rabocomm@rn.rabobank.nl



www.rabobankgroup.com